SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                               SCHEDULE 13D/A*
                              (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          Newcourt Credit Group Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                650905102
                              (CUSIP Number)

                            Ernest D. Stein
                          The CIT Group, Inc.
    1211 Avenue of the Americas, New York, New York 10036 (212) 536-1390
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              June 14, 1999
          (Date of event which requires filing of this statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 4 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 650905102               13D/A                 Page 2 of 4 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  The CIT Group, Inc.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS
                               N/A
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES      ____________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY     ___________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING    ___________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                     [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON
                                                 CO

_______________________________________________________________________


CUSIP No. 650905102               13D/A                 Page 3 of 4 Pages

Item 1.     Security and Issuer.

            Item 1 is hereby amended and restated as follows:

     The Schedule 13D (the "Schedule 13D") filed on March 17, 1999 by The CIT Group, Inc., a Delaware corporation ("CIT"), relating to the common stock (the "Common Stock") of Newcourt Credit Group Inc. (the "Company"), with principal executive offices located at BCE Place, 181 Bay Street, Suite 3500, PO Box 827, Toronto, Ontario M5J 2T3, is hereby amended by this Amendment No. 1 to the
Schedule 13D to reflect the fact that by virtue of CIT and the Company entering into an Amendment, dated June 14, 1999 (the "Amendment"), to the Agreement and Plan of Reorganization, dated as of March 7, 1999 (the "Reorganization Agreement"), CIT no longer has an option to purchase, up to 22,256,148 shares of the Common Stock of the Company.

                      *      *      *      *      *      *

Item 3.     Source and Amount of Funds and Other Consideration.

            Item 3 is hereby amended and restated as follows:

     CIT no longer has an option to purchase up to 22,256,148 shares of the Common Stock of the Company.

Item 4.     Purpose of the Transaction.

            Item 4 is hereby amended and supplemented by adding the following as the final paragraph under (a-b):

     On June 15, 1999, CIT and the Company issued a joint press release announcing, in part, that as a result of CIT's review of the Company's lower than expected first quarter earnings, CIT and the Company had initiated discussions to reassess the Company's earnings expectations. CIT and the Company also confirmed that they had entered into the Amendment to the Reorganization Agreement, in part, to provide the Company with the flexibility to entertain alternative proposals during the reassessment period. The Amendment also provides that CIT no longer has an option to purchase up to 22,256,148 shares of the Common Stock of the Company. The description in this
Item 4 of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is attached to this Amendment No. 1 to the Schedule 13D as Exhibit 10.3 and incorporated by reference in this Item 4.


CUSIP No. 650905102               13D/A                 Page 4 of 4 Pages

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended as follows:

     (a) Aggregate number of shares of Common Stock beneficially owned: 0 Aggregate percentage of shares of Common Stock beneficially owned: 0%

     (b)  1.  Sole power to vote or direct the vote: 0
          2.  Shared power to vote or direct the vote: 0
          3.  Sole power to dispose or direct the disposition: 0
          4.  Shared power to dispose or direct the disposition: 0

     (e) The date on which CIT no longer had an option to purchase, under certain circumstances, up to 22,256,148 shares of the Common Stock of the Company was June 14, 1999.

                      *      *      *      *      *      *

Item 7.     Materials to be Filed as Exhibits.

            Item 7 is hereby amended and supplemented by adding the following:

Exhibit No.      Description

10.3 Amendment dated June 14, 1999 to the Agreement and Plan of Reorganization between The CIT Group, Inc. and Newcourt Credit Group Inc., dated as of March 7, 1999

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 18, 1999

                                    /s/ Joseph M. Leone
                                    Joseph M. Leone
                                    Executive Vice President and
                                    Chief Financial Officer





Exhibit 10.3





June 14, 1999


The CIT Group, Inc.
1211 Avenue of the Americas
New York, New York  10036

Newcourt Credit Group Inc.
2 GateHall Center
Parsippany, New Jersey 07924

          Reference is made to the Agreement and Plan of Reorganization, dated as of March 7, 1999 (the "March Agreement"), between The CIT Group, Inc., a Delaware corporation ("CIT"), and Newcourt Credit Group Inc., an Ontario corporation ("Newcourt"). In accordance with Section 9.3 and Section 9.4 of the March Agreement, the parties thereto hereby amend certain provisions of the March Agreement and waive compliance with certain provisions contained in the March Agreement, in each case as provided herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the March Agreement.

          The parties hereto have issued a joint press release (the "Press Release") on the date hereof concerning discussions between them. Therefore, in consideration of the mutual agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

               1. Section 6.1(d) of the March Agreement is hereby eliminated in its entirety other than the last sentence thereof. No provision of the March Agreement shall be deemed breached by virtue of Newcourt or any of its officers, directors, employees or agents taking any action that would otherwise have been prohibited if Section 6.1(d) of the March Agreement as originally in effect were not amended by this Amendment.

               2. Section 7.3 of the March Agreement is hereby amended by eliminating the penultimate sentence thereof and substituting the following:

                   "Notwithstanding the foregoing, Newcourt may enter into an Acquisition Agreement; provided, however, that Newcourt shall (i) concurrently terminate this Agreement pursuant to Section 9.1(h) and (ii) give CIT not less than 48 hours notice prior to entering into such Acquisition Agreement (which notice, in the case of an Acquisition Agreement that relates to the raising of equity financing, shall include a detailed description of the terms and amount of the financing and the identity of the party providing such financing) and shall comply with its obligations under Section 9.2(b) of this Agreement concurrently with any such termination to the extent applicable. In the event (but only in the event) of Newcourt's termination of this Agreement pursuant to Section 9.1(h) concurrently with Newcourt's execution and delivery of any Acquisition Agreement pursuant to this Section 7.3, each of Newcourt, on the one hand, and CIT and DKB, on the other hand, shall concurrently be deemed to have fully and unconditionally released the other from all claims, liabilities, damages or obligations under and in connection with this Agreement and the DKB Voting Agreement."

          "If any Acquisition Proposals, or inquiries related thereto, are received by, any nonpublic information is requested from, or any negotiations or discussions regarding an Acquisition Proposal are sought to be initiated or continued with, Newcourt, Newcourt may provide nonpublic information to any party only if it does so pursuant to a customary confidentiality agreement and provided that, to the extent that such information has not previously been provided to CIT, Newcourt provides CIT with such information, concurrently with or prior to providing it to such party."

               3. Except as otherwise provided herein, for as long as the foregoing discussions are ongoing, which discussions may only be terminated by written notice by either party, each of CIT and Newcourt waives compliance on the part of the other party with the agreements of such party contained in Sections 7.1 (except for the obligations required by Sections 7.1(c), (d) and (e) insofar as they relate to Governmental Entities and Section 7.1(f), the first and last sentence of Section 7.3 and Section 7.6 of the March Agreement.

               4. Section 9.1(b) of the March Agreement is supplemented in that any denial or withdrawal referenced in Section 9.1(b) of the March Agreement shall not include such a denial or withdrawal, or a return by a Governmental Entity of a request or application referenced in Section 9.1(b) of the March Agreement, or request to suspend temporarily the processing of any request or application for approval, that results from the subject matter of this letter or the Press Release or the communication to any Governmental Entity of any information in connection herewith or therewith.

               5. Section 9.1(h) of the March Agreement is hereby amended by eliminating such section in its entirety and substituting the following:

                   "by Newcourt, without any further action, if Newcourt shall have entered into an Acquisition Agreement with any party other than CIT as permitted by and in accordance with the terms of
     Section 7.3 hereof;"

               6. Section 9.2(b) of the March Agreement is hereby amended by eliminating such section in its entirety and substituting the following:

                   "If Newcourt terminates this Agreement pursuant to
     Section 9.1(h), Newcourt shall pay to CIT a termination fee equal to the Newcourt Fee Amount by wire transfer of same day funds on the date of termination, provided, however, that Newcourt shall have no obligation to pay such termination fee unless the Acquisition Agreement being concurrently entered into by Newcourt provides for (i) cash, securities or other property to be paid to Newcourt shareholders in exchange for some or all of their shares
     (other than in connection with a business combination, recapitalization, merger, consolidation or equivalent transaction which would not result in such termination fee being payable under clause (ii) below) or (ii) a business combination or recapitalization involving the merger, consolidation or equivalent transaction of Newcourt with or into another entity, other than any such transaction (together with any related transaction) that would result in the common shares of Newcourt outstanding immediately prior to such transaction continuing to represent (either by remaining outstanding or by being converted into common shares of the surviving entity or any parent thereof) a majority of the common shares of Newcourt or such surviving entity or any parent thereof outstanding immediately after such transaction or (iii) the sale of all or substantially all of the assets of Newcourt, other than a sale by Newcourt of all or substantially all of its assets to an entity at least a majority of the common shares of which immediately after such sale (together with any related transaction) are owned by the holders of common shares of Newcourt immediately prior to such sale. The "Newcourt Fee Amount" shall be $50 million."

               7. The obligations of CIT and Newcourt under Section 7.1(c) of the March Agreement, of DKB and Newcourt under Section 6 of the DKB Voting Agreement and of Canadian Imperial Bank of Commerce under Section 6 of its Voting Agreement referenced in the third "WHEREAS" clause in the preamble of the March Agreement shall not be deemed to be breached by the communication to Governmental Entities of the Press Release, this letter or any information in connection therewith or herewith or by the withdrawal of (or request to suspend temporarily the processing of) any request or application for approval of any Governmental Entities if such withdrawal (or request for temporary suspension) is requested or recommended by such Governmental Entity.

               8. The fourth "WHEREAS" clause of the Reorganization Agreement is hereby eliminated.

               9. Contemporaneously with the execution of this Amendment, CIT shall surrender the Stock Option Agreement to
     Newcourt, which agreement shall forthwith become void and of no further force or effect.

                                  Very truly yours,

                                  THE CIT GROUP, INC.


                                  By:--------------------------
                                     Name:
                                     Title:


Accepted and Agreed on the date
first above written:

NEWCOURT CREDIT GROUP INC.


By:--------------------------
   Name:
   Title:


By:--------------------------
   Name:
   Title: